TROUTMAN SANDERS LLP ATTORNEYS AT LAW A LIMITED LIABILITY PARTNERSHIP BANK OF AMERICA PLAZA 600 PEACHTREE STREET, N.E. — SUITE 5200 ATLANTA, GEORGIA 30308-2216 www.troutmansanders.com TELEPHONE: 404-885-3000 FACSIMILE: 404-885-3900 Larry W. Shackelford _____ Direct Dial: (404) 885-3926 larry.shackelford@troutmansanders.com _____ Direct Fax: (404) 962-6548
June 9, 2009
VIA EDGAR
Mr. Morgan Youngwood
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:
Easylink Services International Corporation
Form 10-K for the fiscal year ended July 31, 2008
Filed October 21, 2008
Form 10-Q for the quarterly period ended January 31, 2009
Filed March 17, 2009
File No. 000-24996

Dear Mr. Youngwood:
Easylink Services International Corporation (the “Company”) has received and is in the process of preparing its responses to the comment letter, dated May 27, 2009 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission, with respect to the above referenced Form 10-K and Form 10-Q. Consistent with prior discussions with the Staff, the Company hereby requests a five business day extension of the time period in which it has to respond to the Comment Letter.
If you have any questions regarding this letter, please do not hesitate to contact me at 404-885-3926.
Sincerely,
TROUTMAN SANDERS LLP
/s/ Larry W. Shackelford
Larry W. Shackelford

cc:	Thomas J. Stallings, Chief Executive Officer, EasyLink Services International Corporation Glen E. Shipley, Chief Financial Officer, EasyLink Services International Corporation